

August 2, 2011

Via E-mail
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255

> Re: **Bank of America Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Quarterly Period Ended March 31, 2011**
> **Filed May 5, 2011**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed July 1, 2011 response letter to our letter dated June 6, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

Adverse changes to our credit ratings…, page 8

1. We note your response to prior comment one of our letter dated June 6, 2011. Your risk factor discussion should include the details necessary for an investor to understand the

risk and potential consequences rather than cross reference various discussions in your filing. Please expand future risk factor disclosure to quantify likely losses and additional collateral requirements given a one notch and two notch downgrade.

Mortgage and Housing Market-Related Risk, page 9

2. In response to comment three of our letter dated June 6, 2011 you have stated that you cannot calculate the maximum funding obligation attributable to rapid amortization because a home equity borrower has the ability to pay down and redraw balances but that undrawn available credit was $639 million at December 31, 2010. It would appear that $639 million could be drawn and repaid multiple times and the amounts repaid would be distributed to the holders of the trust certificates. Please provide further explanation as to your belief that risk factor disclosure is not warranted or provide draft disclosure to be included in future filings.

3. We note your response to comment four of our letter dated June 6, 2011. However, we disagree with your belief that the agreements were made in the ordinary course of business. Therefore, we believe they should be filed pursuant to Item 601(b)(10) of Regulation S-K.

Government measures to regulate the financial industry, including the Financial Reform Act either individually, in combination or in the aggregate, could require us to change certain of our business practices…, page 14

4. We note your response to comment five of our letter dated June 6, 2011 and continue to believe the requested additional disclosure will assist investors in assessing the risk and potential consequences. Therefore, our comment is reissued. Please expand the risk factor discussion to discuss the expected effects of the regulatory changes or the significance of the effected activities to your operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights

Noninterest Income, page 28

5. We note your response to comment seven of our letter dated June 6, 2011 and in particular your description of how uncollected fees are accounted for as part of card income and service fees. Please explain, and consider providing an example illustrating, how the reclassification of uncollected fees at the time of charge-off from provision for loan losses to an appropriate revenue line item impacts the rollforward of your allowance for loan losses.

Credit Risk Management

Consumer Credit Portfolio – Home Equity, page 75

6. We note your response to comment 10 of our letter dated June 6, 2011 related to your home equity portfolio. Please respond to the following:

- Tell us whether you are contacted by the first-lien holder to discuss modifications to their first-lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology.

- Tell us whether the first lien holder contacts you prior to foreclosure. As part of your response, please tell us whether your second-lien loan is typically shown as current and performing when the first lien holder files a foreclosure notice, or whether your second-lien loan would typically already be reserved for based on your review and consideration of the credit bureau data.

Trading Risk Management, page 100

7. We note your response to comment 15 of our letter dated June 6, 2011 related to your VaR disclosures and methodology. Please revise your future filings to include the information in your response in future disclosures. For example, please disclose the historical data period your VaR model utilizes and why you chose this period, the effect that the historical period has on your current VaR numbers and the ramifications if the market suddenly become more volatile, and the backtesting procedures performed to validate your model.

Item 8. Financial Statements and Supplementary Data

Insurance Income and Insurance Expense, page 151

8. We note your response to comment 21 of our letter dated June 6, 2011 related to your reinsurance agreements with the private mortgage insurers. Please tell us your maximum potential exposure related to these reinsurance agreements and the amount of reserves you have set aside related to probable losses that may be incurred. We note your response indicates you are required to deposit the ceded premiums into trust accounts held by third parties for the benefit of the private mortgage insurers. Tell us whether you have exposure beyond the mortgage premiums that have been placed into the trust accounts, or that will be placed there, and if so, how much. Additionally, we note that you have commuted six of these reinsurance agreements during 2010. Please tell us whether you continue to enter into these types of arrangements.

Note 9 – Representations and Other Warranties Obligations and Corporate Guarantees, page 183

9. We note your response to comment 28 of our letter dated June 6, 2011 related to
    mortgage insurance rescissions. Please respond to the following:

    - In future filings, please discuss the fact that the mortgage insurers have been
      rescinding insurance coverage, provide information about the number of claims
      and related status, including the amount unresolved, and disclose that legitimate
      mortgage insurance rescissions constitute a valid basis for repurchase under your
      GSE agreements and certain other limited securitization transactions.

    - Tell us how mortgage insurance rescissions that you believe are not legitimate are
      handled with respect to GSE claims. For example, your response indicates that
      legitimate mortgage insurance rescissions constitute a valid basis for repurchase
      under your GSE contracts, but given that you feel many mortgage insurance
      rescissions are not valid, please discuss whether there is a time period you have to
      prove that the mortgage insurance rescission is not legitimate before the GSE can
      make a repurchase request.

    - We note in your response to prior comment 35 that you are not able to estimate a
      range of reasonably possible losses for repurchase requests related to the GSEs
      due to potential effects from changes in the behavior of counterparties. Please
      clarify whether the potential changes in behavior relates to repurchase requests
      related to mortgage insurance rescissions.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Business Segment Operations

Segment Description and Basis of Presentation, page 24

10. We note your presentation of return on average economic capital for each business
    segment. Please tell us how you concluded that these measures were not non-GAAP
    measures as defined in Item 10(e) of Regulation S-K.

Table 51 – Selected European Countries, page 97

11. We note your disclosure regarding your exposures with selected European countries,
    including Greece, Ireland, Italy, Portugal and Spain. Please respond to the following and
    expand your disclosures in future filings to address the following:

    - Please confirm that your loans, other financing, securities and other investments
      columns are not net of any hedging instruments you may be using to help mitigate

Brian T. Moynihan
Bank of America Corporation
August 2, 2011
Page 5

> your exposure. Please also confirm that you have not offset the derivative assets
> amount by any derivative liabilities that meet the criteria for offsetting.
>
> - Please clarify all of the types of borrowers included within the "non-sovereign"
>   category. For example, please compare the differences between amounts included
>   as part of "local country exposure net of local liabilities" with those things
>   classified as part of "non-sovereign."
>
> - We note that footnote six to your table indicates that the credit default protection
>   column represents the net notional credit default protection purchased to hedge
>   counterparty risk. Please tell us the gross amount of credit protection purchased
>   and sold by country.

Note 9 – Representations and Warranties Obligations and Corporate Guarantees, page 164

12. We note your response to comment 33 of our letter dated June 6, 2011. Your response
indicates that, as previously disclosed, you halted foreclosures in October 2010 and that
you had not resumed foreclosures on FHA-insured loans as of the date of the March 31,
2011 Form 10-Q filing. You also state in your response that you halted all claim
submissions to HUD on FHA loans. Please respond to the following:

> - Tell us whether you have resumed foreclosures on FHA-insured loans, and if not,
>   please tell us whether you have plans to resume in the near future.
>
> - Please tell us whether you have found significant deficiencies in your FHA-
>   insured loan foreclosure process, and if so, discuss the potential for material
>   effects to your financial statements, if any.
>
> - Tell us whether you have resumed submissions to HUD on FHA loans, and if not,
>   whether you have an estimate of when you will be able to do so.
>
> - Tell us whether you have identified significant deficiencies in your process for
>   submitting and receiving reimbursements under the FHA-insurance program with
>   HUD.

Form 8-K filed July 19, 2011

Exhibit 99.3 – Supplemental Package

Nonperforming Loans, Leases and Foreclosed Properties, page 39

13. We note your disclosure in footnote two that the balance excludes consumer loans
secured by real estate where repayments are insured by the FHA. We also note your

disclosure in footnote four where you quantify the loan balances for each period that are excluded from the total nonperforming loan balance, but you have not separately quantified the amounts related to the FHA insured loans. Please revise future filings to separately quantify each category of amounts excluded from the nonperforming loans line item.

14. We note your discussion of your home equity portfolio characteristics on the last slide contained in the exhibit. Please respond to the following:

   - Your disclosure indicates that of your second-lien loans in your non-PCI portfolio, 43% or $40.4 billion have combined loan-to-values (CLTV) greater than 100% but that doesn't necessarily mean 100% severity in the event of default. Please tell us the loss severity typically experienced on your second-lien loans.

   - We note your disclosure that for 94% of the second-lien loans with CLTVs greater than 100%, the customer is current.   Given that a potential risk is that the first-lien is in default or delinquent but the borrower is still making payments on the second-lien to keep the source of financing available to them during the current period, please also disclose or discuss the percentage of the first-lien loans that are current for the loans where you hold the second-lien and the CLTV is greater than 100%.

You may contact Staci Shannon at (202) 551-3374 or Stephanie Hunsaker at (201) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director